Mail Stop 4561
									April 14, 2006

Mr. Ping`an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang`an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi`an, China 710061

Re:	China Properties Developments, Inc. (f/k/a Bangla Property
Management, Inc.)
		Form 10-KSB for Fiscal Year Ended March 31, 2005
		Filed July 7, 2005
Forms 10-QSB for Fiscal Quarters Ended June 30, 2005 and September
30, 2005
		Filed August 18, 2005 and December 20, 2005
		File No. 0-50637

Dear Mr. Wu:

      We have reviewed your response letter dated March 20, 2006 and have the following additional comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB/A for the fiscal quarter ended September 30, 2005

Consolidated Statements of Cash Flows, page F-4

1. We have read your response to prior comment 2. It appears that you have combined cash flows from loans to officers with due to officers and have combined cash flows from loans to related parties with due to related parties. Please tell us what accounting guidance you relied on in determining it was appropriate to net these amounts.
Additionally, please tell us how you considered paragraphs 15 through
24 of SFAS 95 in determining the appropriate classification as operating, investing or financing activities. Finally, please tell us the nature of the amounts due to and from officers.




Note 1 - Organization and Operations, page F-5

2. We have read your response to prior comment 5. Please confirm to us and, if true, revise your disclosure in future filings to clarify that Wollaston is the accounting acquirer and that the historical financial statements presented prior to the merger are the historical financial statements of Wollaston, which includes Wollaston`s majority owned subsidiary Jiahui. In addition, please disclose here or in a separate note how you account for the minority interest holders` share of income (loss) as well as the contributions from and distributions to the minority interest holders` in your consolidated financial statements. Please show us how you will revise your disclosure in future filings.

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-6

3. We have reviewed your response to prior comment 7 and reissue our prior comment in its entirety. We note your disclosure in Note 1 that you are engaged in the business of real estate development, property management and the related services. In future filings, please revise to disclose your revenue recognition policy as it relates to each source of revenue. In this regard, please specify the types of services provided and disclose your accounting policy for recognizing revenue and costs incurred related to each of these services. Include reference to the relevant accounting literature that supports your policies, including SAB 104, SFAS 13, SFAS 66 and any other literature you relied on. Please show us how you will revise your disclosure in response to this comment.

4. We note your disclosure that inventoried "construction costs are
....charged to cost of sales at the estimated rate of 75% of the selling price sales." Please advise us and revise your disclosure in future filings to clarify what you are selling and how you determined that your cost of sales represents 75% of the sales price.

Property, Plant and Equipment, page F-8

5. We have reviewed your response to prior comment 8 and reissue our prior comment in its entirety. Please revise your disclosure in future filings to expand your accounting policy with respect to capitalized costs associated with your construction projects disclosed in Note 6 as well as your inventoried construction costs disclosed on page F-6. In this regard, please describe in sufficient detail the types of acquisition and development costs capitalized in connection with construction projects, the period during which these costs are capitalized and the amount of interest capitalized during each period presented. In addition, please disclose at what stage you consider the project to be complete for depreciation to commence.
Finally, please revise your disclosure to clarify the difference between costs recorded and classified as inventories, construction in progress and building improvements. Please show us how you will revise your disclosure in response to this comment. Refer to SFAS 67, SFAS 34 and EITF 97-11.

6. We have read your response and revised disclosure in response to prior comment 11. As previously requested, please tell us (1) the nature and purpose of the Jiahui building and the Yangming construction project disclosed in Note 6 and (2) the expected date of completion of the Yangming building.

Note 3 - Related Party Transactions, page F-10

7. We read your revised disclosure in response to comment 12 and we reissue our prior comment in part. Please revise your disclosure in future filings to include all of the disclosures required by paragraph 2 of SFAS 57 with respect to transactions with your affiliates and officers, and to clarify the meaning of "same controlling group" as used to explain the nature of your relationship with your affiliates. Please also revise your related disclosure in
MD&A at page 17 to include all transactions and balances with your officers, employees, and other related parties. Please show us how you will revise your disclosure in response to this comment.

Note 6 - Mortgage Loans, page F-11

8. Please revise your disclosure in future filings to disclose the amount(s) of the note(s) outstanding and the interest rate and maturity date for each note. Refer to paragraph 10(b) of SFAS 47. Please show us how you will revise your disclosure in response to this comment.

Note 9 - Participating Interest, page F-13

9. We read your revised disclosure in response to comments 13 and 14.
Please revise your disclosure in future filings to include the terms of the conversion that occurred in March 2006, the debt holders` who participated in the conversion, the amount and classification of debt outstanding associated with this conversion and how you plan to account for the conversion in your financial statements. Please show us how you will revise your disclosure in response to this comment.

Item 2.  Management`s Discussion and Analysis or Plan of Operation

Results of Operations, page 15

10. Refer to prior comment 15. In future filings, please further enhance your discussion and analysis of the operations of the business to focus on the key indicators and material trends of your financial condition and operating performance, including any seasonality or fluctuations between periods based on the nature of your business. In this regard, please also describe the types of services you provide and how you generate revenue from providing these services. Also include a summary of each of the building projects that you are currently involved with or were involved with during the periods covered by the financial statements, and the nature of your involvement in each building. In this regard, we note reference throughout your disclosure to the Yangming building, the Jiahui building and the original tower at 111 Chang`an Middle Road, but do not understand what services you provide for these buildings, if any, and whether you own an interest in the 111 Chang`an Middle Road tower. Refer to SEC Release 33-8350. Please show us how you will revise your disclosure in response to this comment.

Liquidity and Capital Resources, page 16

11. Refer to prior comment 16. Please revise your disclosure in future filings to include a discussion and analysis of material changes in operating, investing and financing cash flows, and the reasons underlying those changes. In addition, you should include a discussion of your upcoming cash requirements over both the short and long term. Refer to SEC Release 33-8350. Please show us how you will revise your disclosure in response to this comment.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3431 if you have questions.



								Sincerely,



      Josh Forgione
      Assistant Chief Accountant
Mr. Ping'an Wu
China Properties Developments, Inc.
April 14, 2006
Page 4